Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

From: ~GE OneHR – US HR Services

Sent: Friday, October 16, 2015 12:02 PM

Subject: GE RSP – Offer to Exchange GE Stock Fund Units for Synchrony Stock Fund Units

Opportunity to participate

We’d like to make you aware of some important information relevant to the GE Stock Fund within the GE Retirement Savings Plan
(RSP). In 2014, General Electric Company (NYSE: GE) completed an initial public offering of its North American Retail Finance business (now Synchrony Financial (NYSE: SYF). GE has just announced that Synchrony Financial has received approval from the
Federal Reserve Board to become a standalone savings and loan holding company following the completion of the exchange offer. GE has previously announced its intention to distribute its shares of Synchrony Financial common stock to electing GE shareholders in exchange for shares of GE common stock, subject to receipt of applicable regulatory approvals. If you are invested in the GE Stock
Fund in the RSP, you will have the opportunity to participate in this exchange offer should you so choose and tender all or a portion of your units in that fund. Employees eligible to participate in the RSP will be provided with the terms of the offer shortly. Please watch your mail and email for additional information regarding this transaction.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus and GE will file with the SEC a Schedule TO, which will more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).